UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated August 16, 2012: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Second Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 16, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE SECOND QUARTER 2012

August 16, 2012, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, a global contractor of off-shore deepwater drilling services today announced its unaudited financial and operating results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial Highlights

➢

For the second quarter of 2012, the Company reported a net loss of $2.8 million, or $0.02 basic and diluted loss per share.

Included in the second quarter of 2012 results are:

-

10 year class survey costs of $3.0 million for the Eirik Raude, or $0.02 per share

-

losses incurred on our interest rate swaps totaling $7.6 million, or $0.06 per share

Excluding the above items, the Company’s net results would have amounted to a net income of $7.8 million or $0.06 per share.

➢

The Company reported Adjusted EBITDA of $105.5 million for the second quarter of 2012 as compared to $54.0 million for the second quarter of 2011.(1)

Recent Events

-

The Company signed Letters of Intent (2) with three major oil companies for three drillships for an additional backlog of $2.2 billion over three years.

-

On August 13, 2012, the Ocean Rig Olympia was accepted by Total and commenced a three year contract.

-

On August 7, 2012, the Company entered into an amortizing interest rate swap agreement for an initial notional amount of $450 million maturing in July 2017. This agreement was entered into to hedge the Company’s exposure to interest rate fluctuations by fixing the interest rate at 1.0425% from July 2013 until July 2017.

-

In July 2012, the Company formally commenced syndication of a $1.35 billion senior secured term loan facility to partially finance our drillship newbulding hulls 1979, 2013 and 2032. This facility will be led by DNB and Nordea and is expected to have both a commercial tranche and an export credit agency (ECA) tranche. The Company has received conditional commitments for the commercial tranche, and is expecting to receive commitments from ECAs in the third quarter of 2012.

(1) Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

(2) Subject to certain conditions

George Economou, Chairman and Chief Executive Officer of the Company commented:

"2012 is a transition year for Ocean Rig as we transition out of the short-term contracts signed at the bottom of the market to the current longer term contracts. This transition is reflected in the results for the first half of the year, which was challenging with many of our rigs mobilizing or starting new contracts. With the recent acceptance of the Ocean Rig Olympia, we have all our rigs in operation for the first time in 2012.

“We have repeatedly stated our belief in the strength of the ultra deepwater market fundamentals and finally we can report the signing of letters of intent with three major oil companies for three of our drillships, including two of our newbuildings. The additional backlog from these three contracts is approximately $2.2 billion over three years.   Assuming these contracts materialize, our total backlog will nearly double from $2.6 billion to $4.8 billion over three years and will provide Ocean Rig with substantial cash flow visibility and growth.

“During the quarter we also continued to work with our banks and commenced the syndication process for a $1.35 billion credit facility to fund the installments and other expenses due on delivery of our three 2013 newbuildings. The syndication is progressing smoothly and we expect to report further details in the coming months.

“We believe the outlook for the ultra deepwater drilling industry is very positive given the high level of demand we are continuing to witness for our units from all over the world. Oil Company CAPEX for 2012 and 2013 is projected to grow at a double-digit rate with most of this directed at exploration and production. An increasing number of large discoveries have also been announced in deepwater and ultra deepwater in several new oil and gas provinces, which should provide long-term demand for rigs and drillships into the foreseeable future.

“Given strong industry fundamentals and the fact that there are very few ultra deepwater units available in 2013 we expect to further increase our already substantial backlog by entering into contracts for our two remaining units available in 2013. We continue to build on the Ocean Rig story and have positioned the company to build further on this strong platform to become the preferred contractor in the ultra deepwater sector."

Financial Review: 2012 Second Quarter

The Company recorded a net loss of $2.8 million, or $0.02 basic and diluted loss per share, for the three-month period ended June 30, 2012, as compared to a net loss of $17.7 million, or $0.13 basic and diluted loss per share, for the three-month period ended June 30, 2011. Adjusted EBITDA was $105.5 million for the second quarter of 2012 as compared to $54.0 million for the same period in 2011.

Revenues from drilling contracts increased by $136.9 million to $263.5 million for the three-month period ended June 30, 2012, as compared to $126.6 million for the same period in 2011.

Rig operating expenses and total depreciation and amortization increased to $145.1 million and $56.8 million, respectively, for the three-month period ended June 30, 2012, from $62.3 million and $36.7 million, respectively, for the three-month period ended June 30, 2011. Total general and administrative expenses increased to $17.8 million in the second quarter of 2012 from $10.4 million during the comparative period in 2011.

Fleet List

The table below describes our fleet profile as of August 16, 2012:

Drilling Rigs / Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (1)(2)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$78
Leiv Eiriksson	2001	Q1 – 16	North Sea	$653
Eirik Raude	2002	Q3 – 12	Equatorial Guinea	$49
Eirik Raude	2002	Q1- 13	West Africa	$75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$483
Ocean Rig Olympia	2011	Q3 – 12	Ghana	$4
Ocean Rig Olympia	2011	Q3- 15	Angola	$652
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$162
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$452
Total				$2,608

(1) Backlog as of June 30, 2012

(2) Does not include additional backlog of $2.2 billion over three years resulting from conditional LOIs

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012

REVENUES:
Revenues from drilling contracts	$126,629	$263,491	$235,955	$426,490

EXPENSES:
Drilling rig operating expenses	62,287	145,052	104,137	230,392
Depreciation and amortization	36,710	56,806	64,908	111,486
General and administrative expenses and other	10,363	17,814	17,519	34,083
Legal settlements	-	(30)	-	6,394

Operating income	17,269	43,849	49,391	44,135

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(14,078)	(32,299)	(11,820)	(62,627)
Loss on interest rate swaps	(17,099)	(7,578)	(18,616)	(10,940)
Other, net	63	4,828	1,256	1,917
Income taxes	(3,817)	(11,596)	(9,778)	(21,628)
Total other expenses	(34,931)	(46,645)	(38,958)	(93,278)

Net income/ (loss)	$(17,662)	$(2,796)	$10,433	$(49,143)

Earnings/ (loss) per common share, basic and diluted	$(0.13)	$(0.02)	$0.08	$(0.37)
Weighted average number of shares, basic and diluted	131,696,928	131,696,928	131,696,928	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	June 30, 2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$250,878	$191,158
Restricted cash	57,060	59,374
Other current assets	188,471	260,097
Total current assets	496,409	510,629

FIXED ASSETS, NET:
Advances for rigs assets under construction and acquisitions	754,925	780,418
Drilling rigs, machinery and equipment, net	4,538,838	4,479,597
Total fixed assets, net	5,293,763	5,260,015

OTHER NON-CURRENT ASSETS:
Restricted cash	125,040	113,854
Other non-current assets	100,143	110,465
Total non-current assets	225,183	224,319
Total assets	6,015,355	5,994,963

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	210,166	235,951
Other current liabilities	217,391	281,689
Total current liabilities	427,557	517,640

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	2,525,599	2,406,440
Other non-current liabilities	63,743	105,277
Total non-current liabilities	2,589,342	2,511,717

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,998,456	2,965,606
Total liabilities and stockholders’ equity	$6,015,355	$5,994,963

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
Net income/ (loss)	$(17,662)	(2,796)	10,433	$(49,143)

Add: Net interest expense	14,078	32,299	11,820	62,627
Add: Depreciation and amortization	36,710	56,806	64,908	111,486
Add: Income taxes	3,817	11,596	9,778	21,628
Add: Loss on interest rate swaps	17,099	7,578	18,616	10,940
Adjusted EBITDA	$54,042	105,483	115,555	$157,538

Conference Call and Webcast: August 17, 2012

As announced, the Company’s management team will host a conference call, on Friday, August 17, 2012 at 7:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until August 24, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com